Rule 424(b)(3)
                                           Registration Statement No.333-27465
                                           Cusip # 12560QBS7
PRICING SUPPLEMENT NO. 3,

Dated October 28, 1998 to
Prospectus, dated  September 24, 1998 and
Prospectus Supplement, dated September 25, 1998.

                               THE CIT GROUP, INC.
                         MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

(X) Senior Note              (   ) Senior Subordinated Note

Principal Amount:  U.S. $300,000,000.

Proceeds to Corporation:  99.98%% or $299,940,000.

Underwriting Discount:   .02%

Issue Price:  Variable Price Reoffer, initially at par.

Specified Currency:  U.S. Dollars.

Original Issue Date:  November 2, 1998.

Maturity Date:  November 2, 1999.

Interest Rate Basis:  Prime Rate.

Spread:  -282 basis points.

Initial Interest Rate:    The Prime Rate determined one Business Day prior to
the Original Issue Date minus 282 basis points.

The Notes are offered by the Underwriters, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about November 2, 1998.

                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY
                               MERRILL LYNCH & CO.


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Form:  Global Note.

Interest Reset Date:  Each Business Day to but excluding the Maturity Date.

Rate Cut-Off Date: Two Business Days prior to each Interest Payment Date. The interest rate for each day following the Rate Cut-Off Date to but excluding the Interest Payment Date will be the rate prevailing on the Rate Cut-Off Date.

Accrual of Interest:  Accrued  interest  will be computed by adding the Interest
        Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

InterestPayment  Dates:  Quarterly on February 2, 1999,  May 3, 1999,  August 2,
        1999 and November 2, 1999, commencing February 2, 1999, provided that if any Interest Payment Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day, then the Interest Payment Date will be the first following day that is a Business Day. If the Maturity Date would otherwise fall on a day that is not a Business Day, then principal and interest on the Note will be paid on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

        Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Calculation Date:  The earlier of (i) the fifth Business Day after each Interest
        Determination Date or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Interest Determination Date: One Business Day prior to each Interest Reset Date.

Minimum Interest Rate:  0.0%.

Calculation Agent:  The CIT Group, Inc. (the "Corporation")

Trustee, Registrar, Authenticating and Paying Agent:
        The Bank of New York, under Indenture dated as of September 24, 1998 between the Trustee and the Corporation.

                                  UNDERWRITING

Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc.and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriters") are acting as principals in this transaction.

Subject to the terms and conditions set forth in a Term Sheet and Agreement dated October 28, 1998 (the "Terms Agreement"), between the Corporation and the Underwriters, incorporating the terms of a Selling Agency Agreement dated May 15, 1996, between the Corporation and Lehman Brothers, Lehman Brothers Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. (formerly known as Salomon Brothers
Inc), and Warburg Dillon Read LLC (formerly known as UBS Securities LLC), the Corporation has agreed to sell to the Underwriters, and the Underwriters have each severally agreed to purchase the principal amount of the Notes set forth below opposite their names.

       Underwriter                                          Principal Amount
       Morgan Stanley & Co. Incorporated                        $100,000,000
       Salomon Smith Barney Inc.                                 100,000,000
       Merrill Lynch, Pierce, Fenner & Smith Incorporated        100,000,000
       Total                                                    $300,000,000

Under the terms and conditions of the Terms Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Underwriters have advised the Corporation that they propose to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriters may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriters may also receive commissions from the purchasers of the Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

        The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

        The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.